SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 30, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release –
AngloGold Ashanti comments on potential power shortage in Ghana news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA15.06
30 August 2006
AngloGold Ashanti comments on potential power shortage in Ghana
AngloGold Ashanti has been advised in Ghana by the Volta River Authority (VRA) that it is possible that the company will be required to reduce its electrical power consumption, primarily due to water shortages impacting the VRA’s power generating facilities. AngloGold Ashanti, as part of the local Chamber of Mines, is meeting with the VRA to examine means of addressing potential disruptions to power supply. It is not clear at this time what the consequences of power shortages will be for the company’s operations in Ghana. This will depend on the outcome of discussions with the VRA and mitigating steps that might be taken to conserve power utilisation.
The company will comment on potential impacts at Obuasi, Iduapriem and Bibiani once these discussions have been concluded.
ENDS
Queries
South
Africa
Tel:
Mobile:
E-mail:
Charles Carter +27 (0) 11 637 6385 +27 (0) 82 330 5373 cecarter@AngloGoldAshanti.com
Steve Lenahan +27 (0) 11 637 6284 +27 (0) 83 308 2200 slenahan@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements.
Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the
Company’s annual report on the Form 20-F for the year ended 31 December 2005, dated 17 March 2006 and which was filed with the
Securities and Exchange Commission (SEC) on 20 March 2006. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 30, 2006
By: /s/ C R Bull
Name:  C R Bull
Title:    Company Secretary